UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of July, 2008

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: 28th July 2008	By	/s/ Vinod Yennemadi
	Name:	Vinod Yennemadi
	Title:	Country Head – Finance, Taxation, Administration and Secretarial

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated 28th July 2008 addressed to The New York Stock Exchange, New York, United States of America (USA) declaring the unaudited results for the First quarter ended 30th June 2008 and the press release in that regard.

Exhibit I

28th July 2008

To

The New York Stock Exchange,

New York,

USA

Dear Sir / Madam,

Re : Unaudited Financial Results for the quarter ended 30th June 2008

We attach herewith two files containing the unaudited financial results of the Bank for the First quarter ended 30 th June 2008 and the press release in respect thereof as approved by the Board of Directors at its meeting held today, 28th July 2008.

The aforesaid unaudited financial results have been submitted to the Stock Exchanges in India as per the listing requirements of those stock exchanges.

This is for your information and record.

Thanking you,

Yours faithfully,
For HDFC Bank Limited

Sd/
Sanjay Dongre
Executive Vice President (Legal) &
Company Secretary

NEWS RELEASE

HDFC BANK LTD. - FINANCIAL RESULTS

(INDIAN GAAP)

FOR THE PERIOD APRIL – JUNE 2008

The Board of Directors of HDFC Bank Limited approved the bank’s (Indian GAAP) accounts for the quarter ended June 30, 2008 at their meeting held in Mumbai on Monday, July 28, 2008.

The merger of Centurion Bank of Punjab Ltd (CBoP) with HDFC Bank Limited became effective on May 23, 2008 as per the order of Reserve Bank of India (RBI) with April 1, 2008 as the appointed date. The results for the period ended June 2008 are therefore for the merged entity, whilst the results for the period ended June 2007 are on a standalone basis for HDFC Bank. The results are therefore not comparable.

FINANCIAL RESULTS:

Profit & Loss Account: Quarter ended June 30, 2008

Total income for the bank for the quarter ended June 30, 2008 grew by 59.6% to Rs.4,215.2 crores as against Rs.2,641.7 crores in the corresponding quarter ended June 30, 2007. Net revenues (net interest income plus other income) were Rs.2,316.9 crores for the quarter ended June 30, 2008, an increase of 48.7% over Rs.1,558.1 crores for the corresponding quarter of the previous year. Interest earned (net of loan origination costs and amortization of premia on investments held in the Held to Maturity (HTM) category) increased from Rs.2,069.2 crores in the quarter ended June 30, 2007 to Rs.3,621.7 crores in the quarter ended June 30, 2008, up by 75.0%. Net interest income (interest earned less interest expended) for the quarter ended June 30, 2008 increased by 74.9% to Rs.1,723.5 crores, driven by average asset growth of 68.0% and a core net interest margin of just over 4.1%.

Fees and commission was the main contributor to other income for the quarter and increased by 37.3% to Rs.511.2 crores. The other two major components of other income were foreign exchange/derivatives revenues of Rs.157.4 crores (corresponding quarter ended June 30, 2007 Rs 146.5 crores) and (loss) on revaluation/sale of investments of Rs. (77.6) crores, as against profit of Rs.52.6 crores for the quarter ended June 30, 2007. Other income (non-interest revenue) for the quarter ended June 30, 2008 was Rs.593.4 crores as against Rs.572.5 crores for the quarter ended June 30, 2007. Operating expenses for the quarter ended June 30, 2008 were at 30.6% of total income and 55.7% of net revenues. Provisions and contingencies for the quarter were Rs.344.5 crores (against Rs.307.1 crores for the corresponding quarter ended June 30, 2007), comprising primarily of specific provisions for non-performing assets and general provisions for standard assets of Rs.324.4 crores against Rs. 299.7 crores for the quarter ended June 30, 2007. After providing Rs.218.7 crores for taxation, the Bank earned a Net Profit of Rs.464.4 crores, an increase of 44.6% over the quarter ended June 30, 2007.

Balance Sheet: As of June 30, 2008

Total balance sheet size increased by 59.5% from Rs.105,695.3 crores as of June 30, 2007 to Rs.168,598.7 crores as of June 30, 2008. Total deposits were Rs.130,918 crores, an increase of 60.4% from June 30, 2007. With savings account deposits of Rs.31,853 crores and current account deposits at Rs.26,866 crores, the CASA mix for the merged entity was around 44.9% of total deposits as at June 30, 2008. Net advances as at June 30, 2008 were Rs.96,797 crores, an increase of 79.8% over June 30, 2007. The Bank’s total customer assets (including advances, corporate debentures, investments in securitised paper, etc. net of loans securitized and participated out) were Rs.99,554 crores as of June 30, 2008.

OTHER UPDATE:

The Bank’s total Capital Adequacy Ratio (CAR) as at June 30, 2008 stood at 12.2% as against the regulatory minimum of 9.0%. Tier-I CAR was 9.3%.

As of June 30, 2008, the Bank had a significantly larger distribution network with 1,229 branches and 2526 ATMs in 444 cities as against 761 branches and 1,977 ATMs in 327 cities as of March 31, 2008.

Portfolio quality as of June 30, 2008 remained healthy with gross non-performing assets at 1.5% of gross advances and net non-performing assets at 0.5% of net advances. The Bank’s provisioning policies for specific loan loss provisions remained higher than regulatory requirements.

Merger with Centurion Bank of Punjab Limited

The merger of Centurion Bank of Punjab Ltd (CBoP) with HDFC Bank Limited became effective on May 23, 2008 as per the order of Reserve Bank of India (RBI) dated May 20, 2008. The shareholders of erstwhile CBoP have been allotted 6,98,83,956 equity shares of Rs.10/- each pursuant to the share swap ratio of one equity share of Rs.10/- each of HDFC Bank Limited for every twenty nine equity shares of Re.1/- each held in Centurion Bank of Punjab Ltd. by them as on June 16, 2008. The merger has been accounted for as per the pooling of interest method of accounting in accordance with the scheme of amalgamation. Adjustments have been made to the amalgamation reserve to harmonize accounting policies of CBoP with that of HDFC Bank principally relating to provisioning norms on impaired loans and depreciation policies on fixed assets. Merger related expenses have also been adjusted against the amalgamation reserve.

Note:

Rs. = Indian Rupees

1 crore = 10 million

All figures and ratios are in accordance with Indian GAAP.

Certain statements are included in this release which contain words or phrases such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, cash flow projections and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated.

In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions in India and the other countries which have an impact on our business activities or investments; the monetary and interest rate policies of the government of India; inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally; changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations; changes in competition and the pricing environment in India; and regional or general changes in asset valuations.

HDFC BANK LIMITED

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2008

(Rs. in lacs)

Particulars		Quarter ended 30.06.2008	Quarter ended 30.06.2007	Year ended 31.03.2008
		Unaudited	Unaudited	Audited
1	Interest Earned (a)+(b)+(c)+(d)	362173	206916	1011500
	a) Interest/discount on advances/bills	263638	145362	696673
	b) Income on Investments	95121	56047	287204
	c) Interest on balances with Reserve Bank of India and other inter bank funds	2426	5337	27239
	d) Others	988	170	384
2	Other Income	59342	57254	228315
3	A) TOTAL INCOME (1) + (2)	421515	264170	1239815
4	Interest Expended	189826	108364	488712
5	Operating Expenses (i) + (ii)	128938	77438	374562
	i) Employees cost	54058	28388	130135
	ii) Other operating expenses	74880	49050	244427

6	B) TOTAL EXPENDITURE (4)+(5) (excluding Provisions & Contingencies)	318764	185802	863274

7	Operating Profit before Provisions and Contingencies (3) -(6)	102751	78368	376541
8	Provisions (Other than tax) and Contingencies	34447	30712	148478
9	Exceptional Items	—	—	—
10	Profit / (Loss) from ordinary activities before tax (7-8-9)	68304	47656	228063
11	Tax Expense	21869	15533	69045
12	Net Profit / (Loss) from Ordinary Activities after tax (10-11)	46435	32123	159018
13	Extraordinary items (net of tax expense)	—	—	—
14	Net Profit / (Loss) (12-13)	46435	32123	159018
15	Paid up equity share capital (Face Value of Rs.10/- each)	42462	33319	35443
16	Reserves excluding revaluation reserves (as per balance sheet of previous accounting year)			1114280
17	Analytical Ratios
	(i) Percentage of shares held by Government of India	NIL	NIL	NIL
	(ii) Capital Adequacy Ratio	12.2%	13.1%	13.6%
	(iii) Earnings per share (Rs.)
	(a) Basic EPS before & after extraordinary items (net of tax expense) -not annualized	11.0	10.0	46.2
	(b) Diluted EPS before & after extraordinary items (net of tax expense) -not annualized	10.8	10.0	45.6
	(iv) NPA Ratios
	(a) Gross NPA	150274	71016	90697
	(b) Net NPA	49607	21424	29852
	(c) % of Gross NPA to Gross Advances	1.5%	1.3%	1.3%
	(d) % of Net NPA to Net Advances	0.5%	0.4%	0.5%
	(v) Return on assets (average) - not annualized	0.3%	0.3%	1.3%
18	Public Shareholding
	- No. of shares	342173776	250744008	271989920
	- Percentage of Shareholding	80.6%	75.3%	76.7%

Segment information in accordance with the Accounting Standard on Segment Reporting (AS 17) of the operating segments of the Bank is as under:

(Rs. in lacs)

Particulars		Quarter ended 30.06.2008	Quarter ended 30.06.2007	Year ended 31.03.2008
1	Segment Revenue
a)	Treasury	105165	71908	165167
b)	Retail Banking	327291	195610	909649
c)	Wholesale Banking	239154	135860	673731
d)	Other banking operations	39110	26108	127942
e)	Unallocated	351	—	—
	Total	711071	429486	1876489
	Less: Inter Segmental Revenue	289556	165316	636674

	Income from Operations	421515	264170	1239815

2	Segment Results
a)	Treasury	4350	12485	48832
b)	Retail Banking	30600	10676	54015
c)	Wholesale Banking	34223	24928	119796
d)	Other banking operations	6378	5628	30987
e)	Unallocated	(7247)	(6061)	(25567)

	Total Profit Before Tax	68304	47656	228063

3	Capital Employed
	(Segment Assets - Segment Liabilities)
a)	Treasury	4603013	3692146	5056093
b)	Retail Banking	(3060561)	(1385992)	(1903697)
c)	Wholesale Banking	(209018)	(1317074)	(2109915)
d)	Other banking operations	353746	216149	325401
e)	Unallocated	(1687180)	(1205229)	(1367882)

	Total	—	—	—

Business Segments have been identified and reported taking into account, the target customer profile, the nature of products and services, the differing risks and returns, the organization structure, the internal business reporting system and the guidelines prescribed by RBI.

Geographic Segments

Since the Bank does not have material earnings emanating outside India, the Bank is considered to operate in only the domestic segment.

Notes :

1	The above results have been approved by the Board at its meeting held on July 28, 2008.

2	Centurion Bank of Punjab Ltd. merged with HDFC Bank Ltd. effective May 23, 2008 as per the order of Reserve Bank of India (RBI) dated May 20, 2008. The shareholders of erstwhile Centurion Bank of Punjab Ltd. (eCBoP) were allotted 6,98,83,956 equity shares of Rs. 10/- each pursuant to the share swap ratio of one (1) equity share of Rs. 10/- each of HDFC Bank Ltd. for every twenty nine (29) equity shares of Re. 1/- each held in Centurion Bank of Punjab Ltd. by them as on June 16, 2008. The merger has been accounted for as per the pooling of interest method of accounting in accordance with the scheme of amalgamation.

3	The results for the quarter ended June 30, 2008 includes operations of eCBoP for the same period, on amalgamation of eCBoP with HDFC Bank Ltd. with effect from the appointed date of April 1, 2008 as per the Scheme of Amalgamation (Scheme). Hence the results for the quarter ended June 30, 2008 are not comparable with that of the corresponding period of the previous year.

4	Pursuant to the amalgamation of eCBoP with HDFC Bank Ltd. and post approval of the shareholders of the Bank at its extra-ordinary general meeting held on March 27, 2008, the Bank issued 2,62,00,220 warrants to HDFC Ltd. on a preferential basis during the quarter ended June 30, 2008. These warrants are convertible into equity shares.

5	During the quarter ended June 30, 2008, the Bank allotted 299,900 shares pursuant to the exercise of stock options by certain employees.

6	Other income relates to income from non-fund based banking activities including commission, fees, foreign exchange earnings, earnings from derivative transactions and profit and loss (including revaluation) from investments.

7	Provision for taxes includes Rs.7.0 crores towards provision for Fringe Benefit Tax for the quarter ended June 30, 2008.

8	As on June 30, 2008, the total number of branches (including extension counters) and the ATM network stood at 1229 branches and 2526 ATMs respectively

9	Information on investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended June 30, 2008: Opening : nil ; Additions : 33 ; Disposals : 33 ; Closing position : nil.

10	These results for the quarter ended June 30, 2008, have been subjected to a "Limited Review" by the Statutory Auditors of the Bank.

11	Figures of the previous period have been regrouped/reclassified wherever necessary to conform to current period’s classification.

12	Rs. 10 lac = Rs. 1 million

Rs. 10 million = Rs. 1 crore

Place : Mumbai	Aditya Puri
Date : July 28, 2008	Managing Director

		(Rs. in lacs)
Summarised Balance Sheet	As at 30-06-2008	As at 30-06-2007
CAPITAL AND LIABILITIES
Capital	42462	33319
Reserves and Surplus	1289326	776373
Employees’ Stock Options (Grants) Outstanding	735	—
Deposits	13091759	8160448
Borrowings	666350	277508
Other Liabilities and Provisions*	1769236	1321878

Total	16859868	10569526

ASSETS
Cash and balances with Reserve Bank of India	1581384	847167
Balances with Banks and Money at Call and Short notice	270119	363139
Investments	4568491	3516539
Advances	9679687	5383934
Fixed Assets	149819	104359
Other Assets	610368	354388

Total	16859868	10569526

*	Includes subordinated debt and unsecured non-convertible subordinated perpetual bonds of Rs. 352595 lacs as on June 30, 2008 (previous year: Rs. 325495 lacs).